SEAWAY VALLEY CAPITAL CORPORATION
10-18 Park Street, 2d Floor
Gouverneur, NY 13642
315-771-3034

March 9, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings

Re:	Seaway Valley Capital Corporation
Preliminary Information Statement on Schedule 14C
Filed January 27, 2009
Form 8-K
Filed December 30, 2008
File No. 001-11115

Dear Mr. Owings:

This letter is provided in response to your letter addressed to the undersigned dated February 24, 2009.  Responses are set forth below the items noted by the Staff in your letter.

Form 8-K

General

1.
We note that your website includes a press release dated December 22, 2008 stating that Patrick Hackett Hardware Company shall soon begin trading as a stand-along entity as a result of the transfer of the Patrick Hackett shares to The Americans Learning Centers, Inc.  Please tell us on what over-the-counter market you believe that Patrick Hackett Hardware Company could begin quotation.  If you are referring to the pink sheets, in the future please ensure that you clarify this reference.  If you are referring to some other over-the-counter market, please tell us how you believe Patrick Hackett Hardware Company is eligible for quotation on such market.

Response to Comment 1

The common stock of Hackett’s Stores, Inc. is currently traded on the Pink Sheets under the symbol “HCKE.”  In the future we will reference the Pink Sheets in all public disclosure regarding the trading status of that security.

2.
As a related matter, we note that the Form 8-K indicates that The Americas Learning Centers, Inc. is a “public company.”  Considering this entity is not currently reporting with us, please tell us why you believe it is appropriate to refer to The Americas Learning Centers as a public company.  Also tell us on what over-the-counter market they are quoted on.

Response to Comment 2

The Americas Learning Centers recently changed its name to Hackett’s Stores, Inc.  Its common stock is quoted on the Pink Sheets under the symbol “HCKE.”  Our 8-K identified it as a “public company” because a portion of its securities are not restricted securities, may be purchased by the public without registration, and are quoted on the Pink Sheets.

Item 2.03  Creation of a Direct Financial Obligation

3.
It appears that Seaway Valley Capital Corporation sold 100% of the capital stock of Patrick Hackett Hardware Company to The Americans Learning Centers and in return received 88% of the equity of The Americas Learning Centers and $345,559 in convertible debt instruments.  Please discuss why you believe this transaction was not a sale of Patrick Hackett Hardware Company’s shares requiring registration pursuant to the requirements of Section 5 of the Securities Act of 1933.  If you relied upon an exemption from registration, please tell us what exemption you relied upon and the facts that made the exemption available to you.

Response to Comment 3

The sale of the capital stock of Patrick Hackett Hardware Company to The Americans Learning Centers, Inc. (“ALRN”) was exempt from the registration requirements of the Securities Act by reason of Section 4(2) of that Act.  The sale was privately negotiated.  The principals of ALRN were sophisticated investors who were given access to complete information about Patrick Hackett Hardware Company.  ALRN was acquiring the shares for its own account, for investment, and without an intention of making a distribution of the shares.

4.	Please discuss the analysis you conducted to determine that this transaction did not constitute the disposition of a significant amount of assets. See Item 2.01 of Form 8-K.

Response to Comment 4

The sale of Patrick Hackett Hardware Company to The Americas Learning Centers, Inc. was not a disposition of a significant amount of assets for two reasons.  First, the transaction was accounted for as a reverse merger pursuant to paragraphs 17 et seq. of SFAS 141, with the result that the transaction had no material impact on the balance sheet of Seaway Valley Capital Corporation.  In effect, the transaction represented the sale of a minority interest in Patrick Hackett Hardware Company.  The second reason is that the disposition through the transaction of a 12% interest in Patrick Hackett Hardware Company did not represent the disposition of 10% of the total assets of Seaway Valley Capital Corporation, and so was not “a significant amount of assets.”

Preliminary Information Statement on Schedule 14C

General

5.
We note that you intend to redeem the shares of any shareholder that holds less than a 1,000 shares immediately prior to the reverse split.  As a result, it appears that the proposed transaction may constitute a going private transaction pursuant to Rule 13e-3 of the Exchange Act.  Please provide us with a detailed analysis as to the applicability of Rule 13e-3 to your transaction and any obligation you may have to provide additional disclosure on Schedule 13E-3.  Specifically, please tell us why the reverse stock split will not have the effect of causing your common stock, which is subject to Section 12(g) of the Securities Exchange Act, to be held of record by less than 300 persons.

Response to Comment 5

There are 124 shareholders of record of the common stock of Seaway Valley Capital Corporation.  The redemption of the fractional shares resulting from the reverse stock split will not, therefore, cause our common stock to be held of record by fewer than 300 persons.

Voting Securities Outstanding, page 3

6.
We note that the second full paragraph on page three appears to contain inconsistent statements with respect to the ownership of your common stock.  You first state that “neither of [your] officers or directors owns any shares of [your] common stock,” but in describing the following table, which includes certain executive officers and directors, you state that “[e]ach individual owned, on the Record Date, only one class of SVCC’s common stock.”  Please revise or discuss why you believe these statements are consistent.

Response to Comment 6

When the Staff has completed its review of our 14C, we will file an amendment in which we will eliminate the second sentence referred to in the Staff’s comment – i.e. “[e]ach individual owned, on the Record Date, only one class of SVCC’s common stock.”

7.
Disclose, by footnote or otherwise, the natural person(s) who controls Silver Hamilton, LLC.  Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response to Comment 7

When the Staff has completed its review of our 14C, we will file an amendment in which we will add a footnote disclosing that the persons who control Silver Hamilton, LLC are Walter Hollander, Brad Ackerman and Melissa Ackerman.

Amendment of the Certificate of Incorporation to Effect a Reverse Split of the Common Stock, page 3.

Reasons for Approving the Reverse Split, page 3

8.
It appears that the potential conversion amounts you provide are inconsistent.  For example, you state on page three that the outstanding shares of Series E Preferred Stock were entitled to a total of 1,012,754,334,300 votes, but in the table on page four you state that the outstanding shares of Series E Preferred Stock were entitled to a potential conversion of 1,011,561,637,872 shares of common stock, each entitled to one vote.  On page 4 you state that you have outstanding securities and debentures that are convertible into a total of 1,268,272,076,580 shares of your common stock.  Your table suggests that this number constituted the sum of the potential conversion of all outstanding preferred shares (1,129,529,367,284), warrants (38,920,000) and debentures (132,945,940,011).  However, the sum of those amounts is 1,262,514,227,295, which is significantly less than the potential conversion you provide.  Finally, on page five we note that the amount of common stock that you reflect will be issuable after the reverse split with respect to conversion of the outstanding Series E Preferred, 1,014,617,661 shares, does not directly correlate on a 1:1000 basis to the amount that you reflect is issuable after the reverse split with respect to conversion of the outstanding Series E Preferred, 1,012,754,334,300 shares.  Please revise to ensure that all of the amounts you provide are consistent and any necessary explanatory disclosure is provided.

Response to Comment 8

When the Staff has completed its review of our 14C, we will file an amendment in which we will correct all of the disclosure regarding convertible securities to reflect the following “as converted” numbers:

	Pre-Reverse Split	Post-Reverse Split
Common Stock	2,701,825,893	2,701,826
Series C Preferred	66,140,376,471	66,140,376
Series D Preferred	51,827,352,941	51,827,353
Series E Preferred	1,002,461,957,264	1,002,461,957
Convertible Debentures	129,945,934,011	129,945,934
Warrants	38,920,000	38,920
Total Potential Outstanding	1,253,116,366,580	1,253,116,366

9.
We note that you have included footnote disclosure describing the conversion rates of each of the convertible debentures listed on the table on page four.  Please expand your disclosure to elaborate upon the terms of the convertible debentures.  For example, explain under what circumstances the debentures may be converted; by whom and how the conversion price may be adjusted, if at all; any applicable interest and principal payment due dates and whether such obligations may be satisfied with shares of common stock in lieu of cash; and under what circumstances the convertible debentures may be redeemed, if at all.

Response to Comment 9

When the Staff has completed its review of our 14C, we will file an amendment in which we will substitute this table for the table on page 4 of the 14C:

The table below identifies the specific securities that are convertible into shares of our Common Stock.  The column labeled “Potential Conversion” shows the number of common shares into which the security could be converted at the market price of $0.0001 on January 26, 2009.

Security-Holder	Original Amount	Currently Outstanding	Potential Conversion
Series C Preferred(1)	1,458,236	1,405,483	66,140,376,471
Series D Preferred(2)	881,065	881,065	51,827,352,941
Series E Preferred(3)	100,000	100,000	1,002,461,957,264
		Total - Preferred	1,120,429,686,676

Warrants	38,920,000	38,920,000	38,920,000

Debentures:
YA Global Investments, L.P.(4)	2,799,037	2,605,273	34,736,979,978
Paul Graham (5)	650,000	565,000	11,300,000,000
JMJ Financial (6)	1,525,000	1,434,000	19,120,000,000
Golden Gate Investors, Inc.(7)	1,500,000	1,132,500	14,901,315,789
Renzi Brothers(8)	205,000	205,000	3,153,846,154
JE Gaus (9)	100,000	100,000	1,538,461,538
Goshen Capital Partners, LLC (9)	100,000	100,000	1,538,461,538
Hill & Murphy Notes(10)	557,174	557,174	8,571,901,692
Hudson Capital Partners, LLC (11)	75,000	65,000	1,000,000,000
Hackett’s Investors (12)	950,000	950,000	10,555,555,556
Hackett’s Sellers (13)	2,000,000	2,000,000	23,529,411,765
		Total - Debentures	129,945,934,010

	Total Potential Conversion		1,250,375,659,606

(1)
The Series C Preferred shares were issued in 2007 in exchange for ownership of WiseBuys Stores, Inc.  Each share has a $4.00 liquidation preference.  In the event a dividend is declared, the Series C shares will participate in the dividend on an “as converted” basis.  The shares are convertible at any time by the holder at 21¼% of the market price, but may not be converted into shares that will cause the holder to own more than 4.99% of the outstanding shares.  The Company has no redemption right.

(2)
The Series D Preferred shares were issued in 2008 in exchange for ownership of North Country Hospitality, Inc.  Each share has a $5.00 liquidation preference.  In the event a dividend is declared, the Series D shares will participate in the dividend on an “as converted” basis.  The shares are convertible at any time by the holder at 85% of the market price.  The Company has no redemption right.

(3)
The Series E Preferred shares are owned by Thomas Scozzafava, our Chairman.  Each share has a $.01 liquidation preference.  In the event a dividend is declared, the Series E shares will participate in the dividend on an “as converted” basis.  They are convertible into 80% of the fully diluted outstanding shares.

(4)
The convertible debentures held by YA Global Investments, LP bear interest at 12% per annum.  Principal and interest are due in cash on February 28, 2010.  The payment obligation is secured by a pledge of all of the Company’s assets.  The holder of the debentures is entitled, at any time, to convert the principal and accrued interest into common stock of the Company at 75% of the market price, provided that the debentures cannot be converted into shares that will cause the holder to own more than 4.99% of the outstanding shares.  The Company may redeem the debentures by paying a 20% premium over the principal amount at any time that the market price is less than $.01 and there is an effective registration statement covering the shares into which the debentures are convertible.

(5)
The convertible debentures held by Paul Graham were issued in September 2007, May 2008 and July 2008.  They bear interest at 8% per annum, payable in shares of common stock on September 18, 2012.  The principal is payable in cash on that same date.  The principal amount is convertible into common stock at 50% of the market price, but may not be converted into shares that will cause the holder to own more than 4.9% of the outstanding shares.  The Company has no redemption right.

(6)
The convertible debentures held by JMJ Financial were issued in December 2007.  Payment in cash of $325,000 in principal and interest at a rate of 12% per annum accrued on that amount are due on demand or, in any case, on December 10, 2010.  Payment in cash of the remainder (including a one time 10% interest charge) is due on December 10, 2011.  The holder may, at any time, convert the principal and accrued interest into shares of the Company’s common stock at 75% of the market price, but may not be converted into shares that will cause the holder to own more than 4.99% of the outstanding shares.  If the Company issues stock to a third party at a price less than the stated conversion price, the conversion price will be adjusted to equal that issue price.  The holder has a two-year option to invest an additional $1 million in the Company on the same terms.  The Company has no redemption right.

(7)
The convertible debentures held by Golden Gate Investors, Inc. were issued in December 2007.  Payment of the principal in cash is due on December 4, 2010.  Interest at 7% per annum is payable monthly, in cash or in common stock at the option of the holder.  The holder may, at any time, convert the principal amount of the debenture into shares of the Company’s common stock at 76% of the market price, but the debenture may not be converted into shares that will cause the holder to own more than 4.99% of the outstanding shares.  If the VWAP for the common stock is below $.005 at the time of conversion, the Company may prepay the amount of principal being converted by paying a 50% premium.  Otherwise the Company has no redemption right.

(8)
The convertible debenture held by Renzi Brothers was issued in June 2008 in satisfaction of debts of North County Hospitality, Inc., a subsidiary of the Company.  The debenture is payable in cash on demand and does not bear interest.  The holder may convert the principal into shares of the Company’s common stock at 65% of the market price.

(9)
The convertible debentures held by Jennifer Gaus and Goshen Capital Partners were issued in September 2008 in satisfaction of an obligation of Patrick Hackett Hardware Company, a subsidiary of the Company.   The principal and interest accrued at 10% per annum will be payable in cash on August 31, 2011. The holder may, at any time, convert the principal amount of the debenture into shares of the Company’s common stock at 65% of the market price, but the debenture may not be converted into shares that will cause the holder to own more than 4.99% of the outstanding shares.  If the Company issues stock to a third party at a price less than the stated conversion price, the conversion price will be adjusted to equal that issue price.  The Company may redeem the debenture by paying a 20% premium over the principal amount at any time that the market price is less than $.001 and there is an effective registration statement covering the shares into which the debenture is convertible.

(10)
The convertible debentures held by Brian C. Hill and Moriah Murphy were issued in July and September 2008.  They do not bear interest.  The principal is due on July 31, 2013 ($422,174 – Hill; $35,000 – Murphy) and on September 15, 2011 ($100,000 – Hill).  The holder may, at any time, convert the principal amount of the debenture into shares of the Company’s common stock at 65% of the market price, but the debenture may not be converted into shares that will cause the holder to own more than 4.9% of the outstanding shares.  The Company has no right of redemption.

(11)
The convertible debenture held by Hudson Capital Partners was issued in October 2008 in exchange for Series C Preferred Stock with a face value of $75,000.   The principal and interest accrued at 12% per annum will be payable in cash on September 30, 2010. The holder may, at any time, convert the principal amount of the debenture into shares of the Company’s common stock at the lesser of $.0007 per share 65% of the market price, but the debenture may not be converted into shares that will cause the holder to own more than 4.99% of the outstanding shares.  If the Company issues stock to a third party at a price less than the stated conversion price, the conversion price will be adjusted to equal that issue price.  The Company may redeem the debenture by paying a 20% premium over the principal amount at any time that the market price is less than $.0007 and there is an effective registration statement covering the shares into which the debenture is convertible.

(12)
The convertible notes held by the “Hackett’s Investors” were issued in exchange for debt that those investors held in Patrick Hackett Hardware Company, which was acquired by the Company in 2007.  The notes are payable in cash on demand with interest at 12% per annum.  The holder of each note can convert the principal and interest into shares of the Company’s common stock at the lesser of $.02 per share or 90% of the market price, but the note may not be converted into shares that will cause the holder to own more than 4.9% of the outstanding shares.

(13)
The convertible notes held by the “Hackett’s Sellers” were issued in November 2007 in partial consideration for the capital stock of Patrick Hackett Hardware Company. Principal and interest at 8% per annum are payable in cash on demand.  The notes are personally guaranteed by Tom Scozzafava, our Chairman, and are secured by a pledge of the capital stock of Patrick Hackett Hardware Company.  The holder of each debenture can, at any time, convert the principal and interest into shares of the Company’s common stock at 85% of the market price, but the note may not be converted into shares that will cause the holder to own more than 4.99% of the outstanding shares.

10.
Please provide us, with a view towards disclosure in the information statement, with tabular disclosure of the dollar amount of each payment (including the value of any payment to be made in common stock) that you have made or may be required to make to any holder in connection with the: (1) Series C Preferred share exchange; (2) Series D Preferred share exchange; (3) Series E Preferred Share shares issued to Thomas Scozzafava; (4) convertible debenture issuances and (5) warrant issuances.  “Holder” includes an affiliate or such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view towards disclosure in the information statement, with disclosure of the net proceeds to you from the sale of the Series C, D and E Preferred shares, the convertible debentures and the warrants.

Response to Comment 10

The table requested in this comment is set forth below:

The following table indicates the cost incurred by the Company in connection with each of its derivative securities.  The second column sets forth the maximum possible interest accrual – i.e. the interest that will be accrued as of the Maturity Date if there were no conversion or prepayment of principal.  The third column sets forth payments made in cash or stock in connection with the issuance of the derivative security to the holder of the derivative security, any affiliate of the holder, or any person with whom the holder had a contractual relationship.

Security-Holder	Interest to Maturity Date	Ancillary Payments to Holder	Total Cost
Series C Preferred	N.A.	0	0
Series D Preferred	N.A.	0	0
Series E Preferred	N.A.	0	0

Warrants	N.A.	0	0

Debentures:
YA Global Investments, L.P.	354,388(1)	385,000	739,388
Paul Graham	283,200(2)	0	283,200
JMJ Financial	237,000(3)	250,000	487,000
Golden Gate Investors, Inc.	0(4)	0	0
Renzi Brothers	0(5)	0	0
JE Gaus	33,100(6)	0	33,100
Goshen Capital Partners, LLC	33,100(6)	0	33,100
Hill & Murphy Notes	0(7)	0	0
Hudson Capital Partners, LLC	19,080(8)	0	19,080
Hackett’s Investors	141,712(9)	0	141,712
Hackett’s Sellers	200,000(10)	0	200,000

(1)	The debentures held by Y.A. Global Investments, L.P. bear interest at 12% per annum from November, 2007, January and March 2008, respectively, through February 28, 2010.

(2)	The debentures held by Paul Graham bear interest at 8% per annum from September 2007, May and July 2008, respectively, through September 18, 2012.

(3)	The debentures held by JMJ Financial bear interest at 12% per annum from December 2007 through December 2010.

(4)
The interest accruing on the debenture issued to Golden Gate Investors, Inc. is fully offset by the interest accruing on the promissory note issued by Golden Gate Investors to the Company in partial payment for the debenture.

(5)	The debenture held by Renzi Brothers does not bear interest.

(6)	The debentures held by Jennifer Gaus and Goshen Capital Partners bear interest at 10% per annum from September 2008 through August 31, 2011.

(7)	The notes held by Brian C. Hill and Moriah Murphy do not bear interest.

(8)	The debenture held by Hudson Capital Partners bears interest at 12% per annum from October 2008 through September 30, 2010.

(9)
The notes issued to the Hackett’s Investors bear interest at 12% per annum.  The Company has been responsible for that interest obligation from November 2007.  The notes are payable on demand.  Therefore the interest shown in the table represents the accrual from November 2007 through January 26, 2009, the Record Date.

(10)
The notes issued to the Hackett’s Sellers bear interest at 8% per annum from November 2007.  The notes are currently payable on demand.  Therefore the interest shown in the table represents the accrual from November 2007 through January 26, 2009, the Record Date.

The net proceeds to the Company from the sale of these securities is set forth in our Response to Comment 13 below.

11.	Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

•
The total possible profit the holders of the convertible debentures could realize as a result of the conversion for the common stock underlying the convertible debentures, presented in a table with the following information disclosed separately:

o	The market price per share of the common stock underlying the convertible debentures on the date of their sale;

o	The conversion price(s) per share of the underlying common stock on the date of the sale of the convertible debentures, calculated as follows:

•	If a conversion price per share is set at a fixed price, use the price per share established in the stock purchase agreement, exchange agreement, or note, as applicable; and

•
If the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying common stock, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

o	The total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the debenture);

o
The combined market price of the total number of shares underlying the convertible debenture, calculated by multiplying the market price per share on the date of the sale of the convertible debenture by the total possible shares underlying the convertible debenture;

o
The total possible shares the holder of the convertible debenture may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by multiplying the conversion price on the date of the sale of the convertible debenture by the total possible number of shares the selling shareholder may receive; and

o
The total possible discount to the market as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are terms of the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if a conversion price per share is based on a percentage of market price unless and until that market price falls below a stated price, at which point the percentage of market price decreases, please provide additional disclosure.

Response to Comment 11

The table requested in this comment is set forth below:

		ORIGINAL	MARKET	FIXED	CONVERSION	VARIABLE			STOCK
	DATE	FACE	PRICE	CONV. PRICE	DISCOUNT	CONV. PRICE	# SHARES	(1)	VALUE	PROFIT

YA Global	11/30/2007	$375,000	$0.0740	$0.0600	25%	$0.0555	6,756,757		$500,000	$125,000
	1/3/2008	$175,000	$0.0575	$0.0500	25%	$0.0431	4,057,971		$233,333	$58,333
	3/4/2008	$2,249,073	$0.0410	$0.0500	25%	$0.0308	73,140,585		$2,998,764	$749,691

Paul Graham	9/18/2007	$500,000	$0.1400	$0.1200	50%	$0.0700	7,142,857		$1,000,000	$500,000
	5/14/2008	$50,000	$0.0220	$0.0200	50%	$0.0110	4,545,455		$100,000	$50,000
	7/10/2008	$100,000	$0.0050	$0.0040	50%	$0.0025	40,000,000		$200,000	$100,000

JMJ Financial	12/10/2007	$1,525,000	$0.0750	$0.0500	25%	$0.0563	30,500,000		$2,287,500	$762,500

Golden Gate Investors	12/4/2007	$1,500,000	$0.0790	$0.0500	24%	$0.0600	30,000,000		$2,370,000	$870,000

Renzi Brothers	6/2/2008	$205,668	$0.0140	NONE	34%	$0.0092	22,258,442		$311,618	$105,950

JE Gaus	9/2/2008	$100,000	$0.0025	$0.0050	35%	$0.0016	61,538,462		$153,846	$53,846

Goshen Capital Partners, LLC	9/2/2008	$100,000	$0.0025	$0.0050	35%	$0.0016	61,538,462		$153,846	$53,846

Hill & Murphy Notes	8/1/2008	$457,174	$0.0030	$0.0250	35%	$0.0020	234,448,205		$703,345	$246,171
	8/15/2008	$100,000	$0.0035	$0.0050	35%	$0.0023	43,956,044		$153,846	$53,846

Hudson Capital Partners, LLC	10/10/2008	$75,000	$0.0005	$0.0007	35%	$0.0003	230,769,231		$115,385	$40,385

Hackett's Investor Notes	11/7/2007	$944,744	$0.1075	$0.1000	10%	$0.0968	9,764,796		$1,049,716	$104,972

Hackett's Seller	4/1/2008	$2,000,000	$0.0315	NONE	15%	$0.0268	74,696,545		$2,352,941	$352,941

(1) Please note all convertible debentures with both a fixed price and variable prices conversion are leeser of either at the time of the conversion

12.	Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

•
The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the issuer, such as the Preferred shares, presented in a table with the following information disclosed separately:

o	Market price per share of the underlying securities on the date of the sale of that other security;

o	The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
If the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

o	The total possible shares to be received under the particular securities (assuming complete conversion/exercise);

o
The combined market price of the total number of underlying shares, calculated by multiplying the market price per share on the date of the sale of that other security by the total possible shares to be received;

o
The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by multiplying the conversion price on the date of the sale of that other security by the total possible number of underlying shares; and

o
The total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response to Comment 12

The table requested in this comment is set forth below:

			BOOK	COMMON	CONVERSION
			VALUE	SHARE PRICE	PRICE	# SHARES	STOCK VALUE	PROFIT
$4.00 / Series C Share	Series C Pref	10/23/2007	$5,832,588	$0.1550	$0.1318	44,270,118	$6,861,868	$1,029,280
$5.00 / Series D Share	Series D Pref	6/2/2008	$4,405,325	$0.0140	$0.0119	370,195,378	$5,182,735	$777,410
	Series E Pref	7/2/2007	232,159	$0.0350	N.A.	1,135,737,842	$39,750,824	$39,518,665
	WARRANTS	11/30/2007	38,920,000	$0.074	$0.0500	38,920,000	$2,880,080	$934,080

13.	Please provide us, with a view towards disclosure in the information statement, with tabular disclosure of:

•	The gross proceeds paid or payable to the issuer in the convertible debenture transactions;

•	All payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 10;

•	The resulting net proceeds to the issuer; and

•
The combined total possible net profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities, such as Preferred shares, of the issuer that are disclosed in response to comments 11 and 12.

Response to Comment 13

The table requested in this comment is set forth below:

The following table sets forth (a) the gross proceeds received by the Company in exchange for the issuance of its derivative securities; (b) the total payments that will be required of the Company in connection with each of its derivative securities, assuming that the securities are not converted into common stock; (c) the net proceeds to the Company; and (d) the combined total possible profit to be realized by the holder of each derivative security as a result of conversion discounts underlying the derivative securities.

Security-Holder	Gross Proceeds	Total Payments by the Company	Net Proceeds to the Company	Total Possible Profit to be Realized by the Holder
Series C Preferred	--(1)	0	--	$1,029,280
Series D Preferred	$6,851,027(2)	0	$6,851,027	777,410
Series E Preferred	232,159(3)	0	232,159	101,461.766
Warrants	0	0	0	934,080
Debentures:
YA Global Investments, L.P.	2,799,073	739,388	2,059,685	933,024
Paul Graham	650,000	283,200	366,800	650,000
JMJ Financial	1,525,000	487,000	1,038,000	762,500
Golden Gate Investors, Inc.	1,500,000	0	1,500,000	870,000
Renzi Brothers	205,668	0	205,668	105,950
JE Gaus	100,000	33,100	66,900	53,846
Goshen Capital Partners, LLC)	100,000	33,100	66,900	53,846
Hill & Murphy Notes	557,174	0	557,174	300,107
Hudson Capital Partners, LLC	75,000	19,080	55,920	40,385
Hackett’s Investors	944,744	141,712	803,032	104,972
Hackett’s Sellers	2,000,000	200,000	1,800,000	352,941

(1)	The Series C Preferred shares were issued in exchange for ownership of WiseBuys Stores, Inc. The book value of WiseBuys Stores, Inc at the time of the exchange was a deficit.

(2)	The Series D Preferred shares were issued in exchange for ownership of North Country Hospitality, Inc. The book value of North County Hospitality, Inc. at the time of the exchange was $6,851,027.

(3)
The Series E Preferred Stock was issued to Mr. Scozzafava in exchange for his shares of Series B Preferred Stock.  The Series B Preferred Stock was issued to GreenShift Corporation, which subsequently transferred it to Mr. Scozzafava, in exchange for equity in four entities, which had a fair value of $232,159.

Acknowledgement

The undersigned, as Chief Executive Officer of Seaway Valley Capital Corporation, hereby acknowledges that:

-	Seaway Valley Capital Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Seaway Valley Capital Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava
Chief Executive Officer